Exhibit 99.8

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 23, 2010 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2009 and 2008. This financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

All amounts are in thousands of US dollars unless specifically stated otherwise.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com.

Cautionary Statement on Forward-Looking Information

This Management’s Discussion and Analysis (“MD&A”) contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the royalty portfolio; excessive cost escalation as well as operating or technical difficulties on any of the properties underlying the royalty portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the royalty portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation; the ongoing operation of the properties underlying the royalty portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the royalty portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as this annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Our Business

Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals (“PGM”), oil & gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality royalty properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future royalty revenues. As at March 23, 2010, the royalty portfolio consists of over 300 royalty interests diversified over a range of commodities and stages from exploration through to operating.

Our royalty portfolio generates high-margin free cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing royalty interests. Management has been successful in both managing its portfolio of royalties and acquiring new royalties. We intend to utilize our free cash flow to grow the portfolio and to pay dividends. We believe that a diverse portfolio of royalty interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our History

The royalty portfolio was assembled starting in 1985 by Franco-Nevada Mining Corporation Limited (“Old Franco”) and predecessor companies. In 2002, Old Franco was acquired by Newmont Mining Corporation (“Newmont”). A number of Old Franco employees remained with Newmont and managed the royalty portfolio as well as created additional royalties on the property portfolio of Newmont and Normandy Mining. In late 2007, a team including some Old Franco employees formed Franco-Nevada Corporation and on December 20, 2007, acquired certain of Newmont’s mineral royalties, oil and gas royalties and working interests and other properties and interests, completed an initial public offering (“IPO”), completed a bank debt facility and listed on the Toronto Stock Exchange. On December 31, 2007, a portion of the proceeds from the exercise of the underwriters’ over-allotment option was applied to repay the acquisition debt. In March 2008 and June 2009, the Company raised additional equity in order to grow the royalty portfolio and continues to actively pursue and acquire new royalty assets.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Reno and Perth, all of which are used to manage our royalty portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Warrants trade under the symbols “FNV.WT” and “FNV.WT.A”. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 5.0% of the common shares, or 6.5% on a diluted basis, as at March 23, 2010. We currently operate with a small organization of up to twenty employees and contractors. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take multidisciplinary roles for corporate development opportunities. Our board of directors includes directors associated with Old Franco and the board has significant experience in mining, oil and gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading resource royalty company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow the royalty portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resources. Maintaining and managing a diversified, high-margin portfolio with low overheads provides the strong free cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity exposures.

Acquisitions

Acquisitions are an integral part of the Company’s growth strategy. Since the IPO, 10 new royalty interests have been added including, the Gold Quarry Royalty and the Palmarejo Gold Royalty Stream.

Gold Quarry Royalty

On December 29, 2008, the Company acquired a net smelter returns (“NSR”) royalty interest on the Gold Quarry Royalty Property for a total cash consideration of $103.6 million including transaction costs. The royalty is payable on the greater of a 7.29% NSR based upon production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty property covers a portion of the overall Gold Quarry operation which is an integral part of Newmont’s Carlin Trend Complex located 65 kilometres west of Elko, Nevada.

Palmarejo Gold Royalty Stream

On January 21, 2009, the Company acquired a 50% gold royalty stream on the Palmarejo silver and gold project (the “Palmarejo Project”) in Mexico from Coeur d’Alene Mines Corporation (“Coeur”) for a total cash consideration of $75 million and an additional consideration of 316,436 special warrants. The Company purchased an interest in 50% of the gold produced from the Palmarejo Project which is payable on the difference between the spot gold price and $400 (four hundred dollars) per ounce, increasing by 1% per annum after the fourth anniversary of closing. The Company is paid based on the greater of (i) 50% of actual gold production; and (ii) a minimum amount. The minimum royalty (the “MR”) consists of 4,167 ounces per month until payments have been made on a total of 400,000 ounces, following which the Company will be paid based on 50% of actual gold production. The cash consideration of $75 million has been allocated entirely to the MR. The special warrants are exercisable, without additional consideration, into 316,436 Franco-Nevada common shares following the achievement by the Palmarejo Project of certain time-based completion tests which must be met prior to September 15, 2010. The special warrants will become exerciseable pending the positive outcome of certain future time-based completion tests. As the outcome of these time-based completion tests remains uncertain, the value of the special warrants has not been included in the purchase price of the Palmarejo Project.

Pursuant to Canadian GAAP, the Company has determined that the Palmarejo MR contract meets the definition of a derivative asset and, as such, must record the MR at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). As payments are received under this agreement, they are included with the change in the fair value of the MR at each balance sheet date in the statement of operations and comprehensive income (loss). For the year ended December 31, 2009, the fair value of the MR has been determined using a discounted cash flow valuation model using gold forward curve prices. At December 31, 2009, the valuation model was updated for the current gold forward curve prices and the actual gold production paid to the Company under the MR during the year ended December 31, 2009, and resulted in fair value gains of $35,073 and $54,589 for the three and twelve months ended December 31, 2009, respectively. These fair value gains are primarily attributable to the increase in gold forward curve prices. These fair value gains, along with Royalty Revenue received from Palmarejo of $8,771 and $18,823, representing 12,501 and 30,613 ounces of gold, during the three months and year ended December 31, 2009, respectively, are included in the consolidated statements of operations and comprehensive income (loss) as “Change in fair value - Palmarejo”. The Company will continue to recognize changes in the fair value of the Palmarejo MR in its statement of operations and comprehensive income (loss) at each balance sheet date until such time as it has received payments representing the 400,000 ounces under the MR. The MR fair value calculation is highly sensitive to changes in gold forward prices and discount rates. It should be noted that a separate depletion charge is not recorded on the Palmarejo MR in the Company’s statement of operations and comprehensive income (loss), as the fair value of the MR at each balance sheet date is based on the remaining ounces payable and therefore the calculation inherently includes a reduction in fair value from fewer ounces remaining payable under the MR.

Subika Royalty

On November 20, 2009, the Company acquired a 20% undivided interest in a 2% NSR royalty on a 78 square kilometre portion of Newmont’s Ahafo property in Ghana, known as Subika, for $13 million from Moydow Mines International Inc. (“Moydow”). On January 22, 2010, the Company acquired the remaining 80% undivided interest in the Subika royalty upon the completion of a plan of arrangement among the Company, one of its wholly-owned subsidiaries and Moydow pursuant to which the Company acquired all of the outstanding shares of Moydow.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada shares. Moydow options, upon their exercise, will be exercisable into Franco-Nevada shares on the same basis as the exchange of Moydow shares for Franco-Nevada shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares for issuance upon the exercise of Moydow options, of which 5,726 were exercised in March 2010. The 1,733,993 common shares and 94,470 reserved common shares for issuance had an aggregate value of approximately $49,000. The Company has not yet finalized the purchase price allocation but expects to account for the transaction as an asset purchase which will be included in the results of operations for the quarter ending March 31, 2010.

Mt Keith Gross Royalty

On October 29, 2009, the Company acquired for A$20 million a 0.375% gross royalty on nickel production over two tenement packages that cover over 200 square kilometres of greenstone belt in Western Australia including the operating Mt Keith nickel mine operated by BHP Billiton Nickel West Pty Ltd.

Marigold Property in Nevada

On December 10, 2009, the Company acquired additional royalty interests on the Marigold Mine property for $20 million. The royalty interests include (i) a 50% interest in a 5-8% gold-indexed sliding scale royalty over 2,935 acres; (ii) a 50% interest in a 3% net smelter return (“NSR”) royalty which covers a 627 leased-free acre parcel; which together cover portions of the Terry Zone, East Hill, Red Hill and Targets deposits at the Marigold Property; and (iii) a 100% interest in a 3% NSR on approximately 1,920 acres of unpatented mining claims which lie immediately adjacent to the southeast corner of the Marigold Mine and are leased to another mining company. The Marigold Mine is currently operated through a joint venture between Goldcorp Inc. and Barrick Gold Corporation.

Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, EBITDA and Adjusted Net Income

The Company considers Royalty Revenue to be a more appropriate measure of the performance of its assets due to the significant impact of accounting for changes in the fair value of royalties that are accounted for as derivative assets. As a result, the Company reports Royalty Revenue which the Company defines as cash received or receivable from operating assets earned in the period. Royalty Revenue does not include changes in the fair value of derivatives or dividends earned from marketable investments but would include any cash received or receivable from any royalties classified as a derivative asset.

The Company also discloses Free Cash Flow which is defined as operating income, excluding any changes in the fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. Free Cash Flow is provided as the Company believes it is a valuable indicator of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends.

Earnings before income tax, interest income, interest expense and depletion and depreciation (“EBITDA”) is also presented and is defined by the Company as net income, excluding income tax expense, interest income and expense, impairments and fair value adjustments, and depletion and depreciation.

Adjusted Net Income is another non-GAAP financial measure which management uses to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Adjusted Net Income excludes the following from net income: impairment charges related to royalties, working interests, and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; and the impact of taxes on all these items. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because impairment charges and fair value changes do not reflect the underlying operating performance of our royalty business and are not necessarily indicative of future operating results. Further, foreign currency translation gains or losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-GAAP financial measures enables investors and analysts to better understand the underlying operating performance of our royalty business through the eyes of management. Management periodically evaluates the components of these non-GAAP financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by analysts and other royalty companies.

Royalty Revenue, Free Cash-Flow, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by Canadian GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Other companies may calculate these measures differently.

(See “Non-GAAP Financial Measures - Reconciliation” below for additional information).

Selected Financial Information

Selected annual financial information derived from the Company’s financial statements is set out below:

		For the		For the	For the
		Year Ended		Year Ended	11 Days Ended
		December 31,		December 31,	December 31,
		2009		2008	2007
Statement of Operations and Comprehensive Loss
Total revenue		$199,728		$151,041		$3,281
Depletion and depreciation		88,945		87,525	2,388
Operating income (loss)		87,133		31,637	(30,764)
Net income (loss)		80,879		40,347	(33,079)
Basic earnings (loss) per share		$0.76		$0.41		$(0.38)
Diluted earnings (loss) per share		$0.75		$0.41		$(0.38)
Dividends declared and paid per share	C$	0.28	C$	0.24	C$	—
Statement of Cash flows
Net cash provided by (used in) operating activities, before changes in non-cash assets and liabilities		128,609		132,047	(418)

	December 31,	December 31,	December 31,
	2009	2008	2007
Balance Sheet
Cash and cash equivalents	$122,649	$73,249	$12,894
Short-term investments	377,480	141,576	—
Total assets	2,020,891	1,503,786	1,336,656
Future income tax liabilities	81,142	60,877	45,685
Total shareholders’ equity	1,930,268	1,433,599	1,287,054
Working capital	530,700	239,055	14,044
Debt	Nil	Nil	Nil

	Q4		Q3		Q2		Q1		Q4		Q3	Q2	Q1
	2009		2009		2009		2009		2008		2008	2008	2008
Royalty Revenue	$44,291		$36,409		$32,887		$29,217		$42,303		$39,937	$40,896	$27,456
Total revenue	80,443	(3)	41,090	(3)	45,079	(3)	33,116	(3)	42,483		40,023	40,987	27,548
Costs and expenses	28,727		25,501		29,933	(4)	28,434		44,555	(4)	26,720	27,364	20,765
Operating income (loss)	51,716		15,589		15,146		4,682		(2,072)		13,303	13,623	6,783
Other income (expenses)	(9,830)		2,253		18,228		854		953		1,439	1,003	978
Net income	39,650		12,343		25,089		3,797		15,377		9,893	9,876	5,201
Basic earnings per share	$0.36		$0.11		$0.25		$0.04		$0.15		$0.10	$0.10	$0.06
Diluted earnings per share	$0.36		$0.11		$0.24		$0.04		$0.15		$0.10	$0.10	$0.06
Free Cash Flow (1)	$39,024		$32,479		$27,919		$24,885		$37,664		$35,352	$35,334	$23,373
Free Cash Flow (1) per share	$0.35		$0.29		$0.27		$0.25		$0.38		$0.35	$0.35	$0.26
Adjusted Net Income (2)	$22,828		$7,342		$1,498		$317		$23,071		$9,959	$9,847	$4,391
Adjusted Net Income (2) per share	$0.20		$0.07		$0.02		$0.01		$0.23		$0.10	$0.10	$0.05

(1)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests.

(2)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments, fair value changes for royalties accounted for as derivative assets, foreign exchange gains/losses and the taxes associated with all these items.

(3)          Includes fair value gains on derivative assets.

(4)          Includes write-downs on investments.

2009 Compared to 2008

Financial Performance

Net income for the year ended December 31, 2009 was $80,879, or $0.76 per share compared to $40,347, or $0.41 per share, for the year ended December 31, 2008. Net income for the fourth quarter of 2009 was $39,650, or $0.36 per share, compared to $15,377, or $0.15 per share, for the comparable period of 2008.

Net Income Reconciliation - 2008 to 2009

Net Income Reconciliation - Q3 2009 to Q4 2009

Revenue

The Company defines “Royalty Revenue” as cash received or receivable from royalty assets earned during the period. “Total Revenue” includes Royalty Revenue, fair value adjustments on derivative assets and dividends from marketable securities.

2009 saw a significant increase in the spot prices for gold, platinum and palladium, the precious metals that underlie the majority of the Company’s royalty interests. The spot price of gold began 2009 at $870 per ounce and closed the year at $1,088 an ounce, an increase of 25%. Platinum and palladium increased by 63% and 115%, respectively, throughout 2009, with higher prices continuing to be realized into early 2010.

The volatility of the price of oil and natural gas continued through 2009 with an overall increasing trend for oil during 2009. Although oil prices did not attain the prices realized in early 2008, 2009 prices showed significant signs of strengthening with average spot prices increasing from $50 a barrel during the first quarter of 2009 to $77 a barrel for the fourth quarter of 2009.

Average Commodity Spot Prices - 2008 & 2009

Precious Metals

Royalty Revenue for the year ended December 31, 2009 was $142,804 compared to $150,592 for the year ended December 31, 2008. Against a background of higher average gold prices in 2009, this decrease in Royalty Revenue was largely the result of lower oil and gas revenues due primarily to significantly lower oil and gas prices, lower receipts from the Goldstrike NPI based upon lower production from NPI royalty ground due to a waste stripping phase in the latter portion of 2009, lower receipts from the Robinson copper price participation royalty as the copper production threshold was not achieved in 2009, all partially offset by receipts from Palmarejo which began in April 2009, and the first full year of royalty revenue from Gold Quarry.

Royalty Revenue Reconciliation - 2008 to 2009

For the fourth quarter of 2009 Royalty Revenue was a record $44,291 versus $42,303 for the comparable period of the prior year. Against a background of higher average gold and PGM prices in the fourth quarter of 2009, the increase in Royalty Revenue was primarily a result of revenue from the Palmarejo royalty that was acquired in January 2009, revenue from Gold Quarry that was acquired in December 2008, partially offset by lower receipts from the Robinson copper price participation royalty as the copper production threshold was not achieved in 2009 and lower receipts from the Goldstrike NPI based upon lower production from NPI royalty ground and due to a waste stripping phase that is expected to continue into mid-2010.

Royalty Revenue Reconciliation - Q4 2008 to Q4 2009

Royalty Revenue for the fourth quarter of 2009 increased from $36,409 earned in the third quarter of 2009 to $44,291 earned in the fourth quarter of 2009. The increase was due to higher Royalty Revenue from Gold Quarry ($6,334) due to the recognition in the fourth quarter of the minimum annual payment under the Gold Quarry royalty agreement, higher revenues from Palmarejo ($1,248), Holloway ($1,059), Robinson ($868), Cerro San Pedro ($829) and other royalty interests ($1,408) due to higher average gold prices offset by lower Royalty Revenue earned from the Goldstrike NPI and NSR as production moved off royalty ground and due to a waste stripping phase ($2,663) and Hollister ($1,201).

Royalty Revenue for 2009 was earned 78% from precious metals (70% gold and 8% PGMs), 20% from oil and gas (14% oil and 6% gas) and 2% other minerals. This compares to the 2008 Royalty Revenue composition of 56% precious metals (47% gold and 9% PGMs), 36% oil and gas (23% oil and 13% gas) and 8% other minerals.

Royalty Revenue Breakdown

Gold Revenue to Average Quarterly Spot Gold Price

Royalty Revenue Components - Year Ended December 31, 2009

Royalty Revenue Components - Three Months Ended December 31, 2009

			Revenue
			Three months	Three months
			ended	ended	Year ended	Year ended
			December 31,	December 31,	December 31,	December 31,
Property	Interest	Operator	2009	2008	2009	2008
Gold
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$3,841	$6,425	$21,478	$18,727
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	2,489	10,645	20,468	30,963
Palmarejo	50% Stream	Coeur d’Alene Mines Corporation	8,771	—	18,823	—
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	7,790	—	13,845	—
Marigold	NSR 1.75-5%	Goldcorp Inc./Barrick Gold Corporation	2,264	1,581	7,263	6,111
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	801	533	2,056	2,546
Bronzewing	NSR 1%	Navigator Resources Limited	—	(2)	2	240
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,014	305	2,245	1,706
Eskay Creek	NSR 1%	Barrick Gold Corporation	—	—	—	330
Henty	ORR 1-10%	Bendigo Mining Limited	488	116	1,132	506
Hollister (Ivanhoe)	NSR 3-5%	Great Basin Gold Limited	—	238	1,555	671
Holloway	NSR 2-15%	St. Andrew Goldfields Ltd.	1,059	—	1,068	104
Mesquite	NSR 0.5-2%	New Gold Inc.	1,231	491	2,832	1,859
Mouska	GR 2%	IAMGOLD Corporation	214	196	910	822
Mt Muro	NSR 3-7%	Straits Resources Limited	388	137	2,201	587
New Celebration	NSR 1.75%	Dioro Exploration NL	215	241	531	677
North Lanut	NSR 5%	Avocet Mining plc	400	306	1,763	1,640
Robinson	NSR/Other	Quadra Mining Ltd.	1,294	804	1,946	2,868
Other	Various	Various	73	14	399	321
			32,332	22,030	100,517	70,678

PGMs
Stillwater	NSR 5%	Stillwater Mining Company	3,068	1,559	10,135	13,553
Pandora	NPI 5%	Anglo Plat/Lonmin plc	—	—	1,696	13
			3,068	1,559	11,831	13,566

Other Minerals
Mt Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	744	2	720	84
Robinson	NSR/Other	Quadra Mining Ltd.	212	9,730	512	10,534
Commodore	Other	Millmerran Operating Company	(10)	106	242	125
Eagle Picher	Other	EP Minerals, LLC	52	87	281	336
Kasese	Other	Blue Earth Refineries Ltd.	—	—	971	422
			998	9,925	2,726	11,501

Oil and Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	2,452	3,034	8,208	22,030
Weyburn	WI/ORR 1.11%/0.44%	Cenovus Energy Inc.	2,667	1,810	8,317	12,956
Midale	WI/ORR 1.59%/1.175%	Apache Canada Ltd.	949	943	3,513	5,899
Other	Various	Various	1,825	3,002	7,692	13,962
			7,893	8,789	27,730	54,847

Royalty Revenue			$44,291	$42,303	$142,804	$150,592
Dividends and Other	—	—	91	180	765	449
Change in fair value
-Palmarejo	MR	—	35,073	—	54,589	—
Change in fair value
-Other Derivative Assets	MR	—	988	—	1,570	—
			36,152	180	56,924	449
Total Revenue			$80,443	$42,483	$199,728	$151,041

Royalty Revenue continues to be earned in geographically secure regions with 94% of Royalty Revenue for the year ended December 31, 2009 generated from North America. The US is the dominant source of Royalty Revenue with 58%, followed by Canada at 21% and Mexico at 15%.

Royalty Revenue by Country - Year Ended December 31, 2009

The minimum royalty component of the Palmarejo royalty is required to be adjusted to fair value at each reporting date and the change in fair value is reported as a component of Total Revenue. Changes in fair value are not included in Royalty Revenue. As of December 31, 2009, an increase in the gold forward curve prices since September 30, 2009 resulted in an increase in the fair value of the Palmarejo minimum royalty of $35,073, bringing the cumulative increase in fair value of the Palmarejo minimum royalty component since its acquisition in January 2009 to $54,589. It is anticipated that fluctuations in the fair value of the minimum royalty component of the Palmarejo royalty will be a recurring item in the Company’s statement of operations.

In addition to Palmarejo, the Company has another operating royalty interest that includes a minimum royalty component. This interest also requires fair value treatment at each reporting date. At December 31, 2009, based upon an increase in the gold forward curve price since September 30, 2009, the Company recorded a fair value increase of $988 for the fourth quarter bringing the cumulative change in fair value since the acquisition of this asset in May 2009 to $1,570.

Dividend income from equity investments amounted to $91 for the fourth quarter of 2009 bringing the total dividend income for 2009 to $765.

Costs and Expenses

Cost of operations, comprised of oil and gas production taxes, operating costs on oil and gas working interests and net proceeds taxes on mineral royalties, were $6,637 for the year ended December 31, 2009 compared with $8,137 for the year ended December 31, 2008. The decrease is due to lower oil and gas production taxes and operating costs ($1,112) due to lower oil and gas revenue in 2009 than 2008. In addition, net proceeds taxes in Nevada ($176) and Montana ($212) were lower due to decreased revenues earned from Goldstrike and Stillwater. For the quarter ended December 31, 2009, cost of operations was $1,939 compared with $1,760 for the comparable period in 2008. The increase is due to higher oil and gas production taxes and operating costs ($523), higher Montana net proceeds taxes ($134) as Stillwater revenues were higher in the fourth quarter of 2009 than the fourth quarter of 2008 and higher Mexican withholding taxes ($82), partially offset by lower Nevada net proceeds taxes ($560) from lower Goldstrike revenue.

For the years ended December 31, 2009 and 2008, general and administrative expenses were $10,381 and $9,772, respectively. The increase is due to higher salaries incurred in 2009 with the addition of new employees and an extraordinary bonus paid in 2009 ($293), higher tax consulting and audit fees ($347), higher capital tax ($166), partially offset by lower miscellaneous costs ($197).

For the three months ended December 31, 2009 and 2008, general and administrative expenses were $2,428 and $2,664, respectively. The decrease is due to lower legal and tax expenses fees related to the initial setup of our Australian operation in 2008 ($374) and other expenses ($17), partially offset by higher salaries due to an increase in the number of employees ($155).

Business development expenses were $2,243 for 2009 compared with $1,409 for 2008. The increase is due to the allocation of an extraordinary bonus paid to business development in 2009 ($305) and other expenses ($529) incurred in connection with a takeover bid. For the three months ended December 31, 2009 and 2008, business development expenses were $991 and $395, respectively. The increase is attributable to higher expenses ($563) incurred in connection with a takeover bid and higher allocated salaries ($33).

For the year ended December 31, 2009, depletion ($88,190) and depreciation ($755) totaled $88,945. For the year ended December 31, 2008, depletion ($87,134) and depreciation ($391) totaled $87,525. The increase in depletion of $1,056 is primarily due to higher depletion on oil and gas royalty interests ($11,704) offset by lower net depletion on mineral royalty interests ($10,648). The finalization of the purchase price allocation of the acquisition of the Royalty Portfolio in December 2008 resulted in higher cost basis being allocated to the oil and gas interests and had the effect of higher depletion in 2009 when compared to 2008. Depletion on mineral royalty interests was lower due to lower royalty receipts from the Goldstrike NPI and the Robinson-Copper royalties partially offset by higher depletion on the Gold Quarry royalty which was acquired in December 2008.

Depletion Reconciliation - 2008 to 2009

For the quarter ended December 31, 2009, depletion ($22,018) and depreciation ($211) totaled $22,229, compared to depletion ($30,149) and depreciation ($169) totaling $30,318 for the comparable period of the prior year. The decrease in depletion of $8,131 was due to reduced royalty receipts from the Goldstrike NSR & NPI and Robinson royalty interests partially offset by higher depletion from Gold Quarry, acquired in December 2008, and from the oil and gas royalty interests due to the higher depletable base, as described above.

Depletion Reconciliation - Q4 2008 to Q4 2009

During the year ended December 31, 2009, the market value of certain of the Company’s investments experienced a decline which management assessed to be other than temporary and, as a result, a write-down of $239 (2008 - $6,454) has been included in determination of net income.

Stock-based compensation expense of $1,140 and $4,150 was recognized for the three months and year ended December 31, 2009, respectively, which represents the amortization of the fair value of stock options granted to directors and management. For the three months and year ended December 31, 2008, stock-based compensation was $930 and $4,073, respectively.

Non-GAAP Financial Measures - Reconciliation

Royalty Revenue, Free Cash Flow, EBITDA and Adjusted Net Income are all non-GAAP financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends and in evaluating the underlying operating performance of the Company.

(See Non GAAP Financial Measures - Royalty Revenue, Free Cash Flow, EBITDA and Adjusted Net Income above for definitions).

Management believes that Free Cash Flow and Free Cash Flow as a percentage of Royalty Revenue, which the Company refers to as margin, EBITDA and EBITDA as a percentage of Royalty Revenue, and Adjusted Net Income and Adjusted Net Income per Share are useful measures of the performance of our Royalty Portfolio. Free Cash Flow and EBITDA, as defined, are most directly comparable to operating income in the Statement of Operations and Comprehensive Income (Loss).

For the year ended December 31, 2009, Free Cash Flow was $124,308, or 87% of Royalty Revenue, compared to $131,723, or 87% of Royalty Revenue for the prior year. For the three months ended December 31, 2009, Free Cash Flow was $39,024, or 88% of Royalty Revenue, compared to $37,664, or 89% of Royalty Revenue, for the comparable period of the prior year.

For the year ended December 31, 2009, EBITDA was $131,505, or 92% of Royalty Revenue, compared with $128,445 or 85% of Royalty Revenue, for the prior year. For the three months ended December 31, 2009, EBITDA was $27,744, or 63% of Royalty Revenue, compared with $36,613, or 87% of Royalty Revenue for the comparable period of the prior year.

For the year ended December 31, 2009, Adjusted Net Income was $31,984, or $0.30 per share, compared with $47,268, or $0.48 per share for the prior year. For the three months ended December 31, 2009, Adjusted Net Income was $22,828, or $0.20 per share, compared with $23,071, or $0.24 per share, for the comparable period of the prior year.

Below are reconciliations of Royalty Revenue to Total Revenue, Free Cash Flow to operating income, EBITDA to net income, Adjusted Net Income to net income, and the calculation of per share amounts for the years ended December 31, 2009 and 2008 and for the three months ended December 31, 2009 and 2008:

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Royalty Revenue
Total Revenue	$80,443	$42,483	$199,728	$151,041
Change in fair value of royalties accounted for as derivative assets	(36,061)	—	(56,159)	—
Dividends	(91)	(180)	(765)	(449)
Royalty Revenue	$44,291	$42,303	$142,804	$150,592
Free Cash Flow
Operating income	$51,716	$(2,072)	$87,133	$31,637
Depletion and depreciation	22,229	30,318	88,945	87,525
Stock-based compensation	1,140	930	4,150	4,073
Write-downs on investments	—	6,454	239	6,454
Write-downs on mineral royalty interest	—	2,034	—	2,034
Change in fair value of royalties accounted for as derivative assets	(36,061)	—	(56,159)	—
Free Cash Flow	39,024	37,664	124,308	131,723
Margin (Free Cash Flow as a % of Royalty Revenue)	88%	89%	87%	87%
Basic Weighted Average Shares Outstanding	112,117	100,300	106,683	98,006
Free Cash Flow per share	$0.35	$0.38	$1.16	$1.34

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
EBITDA
Net income	$39,650	$15,377	$80,879	$40,347
Interest income	(647)	(1,927)	(1,887)	(5,323)
Interest expense	337	853	1,729	1,745
Write-downs on investments	—	6,454	239	6,454
Write-downs on mineral royalty interest	—	2,034	—	2,034
Income tax provision (recovery)	2,236	(16,496)	17,759	(4,337)
Depletion and depreciation	22,229	30,318	88,945	87,525
Change in fair value of royalties accounted for as derivative assets	(36,061)	—	(56,159)	—
EBITDA	27,744	36,613	131,505	128,445
EBITDA per share	$0.25	$0.37	$1.23	$1.31
Adjusted Net Income
Net income	$39,650	$15,377	$80,879	$40,347
Write-down of mineral royalty interest, net of income tax	—	2,034	—	2,034
Write-down of investments, net of income tax	—	5,558	206	5,558
Foreign exchange loss (gain), net of income tax	9,125	102	(6,583)	(671)
Other income, net of income tax	—	—	(1,708)	—
Gain on sale of investment, net of income tax	—	—	(380)	—
Change in fair value of royalties accounted for as derivative assets, net of income tax	(25,947)	—	(40,430)	—
Adjusted Net Income	$22,828	$23,071	$31,984	$47,268
Adjusted Net Income per share	$0.20	$0.23	$0.30	$0.48

Interest Income

For the year ended December 31, 2009, the Company earned interest income of $1,887 compared with $5,323 for the same period in 2008. This decrease is due primarily to significantly lower interest rates earned in the year ended December 31, 2009 on the Company’s cash and cash equivalents, investments and free cash flow invested in various treasury bills and other highly-liquid corporate bonds.

For the three months ended December 31, 2009, the Company earned interest income of $647 compared with $1,927 for the same period in 2008, from the investment of its free cash flows and cash from the equity offering completed in June 2009 (See Financing Activities below), in cash, cash equivalents and short-term investments. The decrease is mainly attributable to significantly lower interest rates earned during the three months ended December 31, 2009 than in the comparable prior period.

Interest Expense

For the year ended December 31, 2009, interest expense and other was $1,729 compared with $1,745 for the year ended December 31, 2008, which was comprised of $500 of standby fees related to a credit facility (2008 - $517), $638 of amortization of deferred Credit Facility costs (2008 - $689) and a loss on the sale of corporate bonds of $591 (2008 - $539).

The standby fee on the Credit Facility was calculated as 0.30% per annum on the entire US$150 million undrawn balance for the year ended December 31, 2009. In January 2010, the Company amended its credit facility (“Amended Credit Facility”) which increased the balance to $175 million and standby charges increased to 0.5625% to 0.750% depending on the Company’s leverage ratio.

For the quarter ended December 31, 2009, the Company incurred interest expense and other of $337 (2008 - $853) which was comprised of $164 of standby fees on the Company’s revolving term credit facility (2008 - $165), $173 of amortization of costs related to the credit facility (2008 - $149) and a loss on the sale of corporate bonds of $Nil (2008 - $539).

Other Income

During the three months and year ended December 31, 2009, the Company earned other income of $714 and $3,146, respectively. This represents a break fee received by the Company, net of related expenses, connected with a potential royalty acquisition and a mark-to-market gain on a written covered call option.

On October 5, 2009, the Company wrote a European call option on all of its Newmont Exchangeable Shares. The options had a $52.00 per share strike price and an expiry of January 15, 2010. The total call premium received was $918 being recorded as a deferred liability and was marked-to-market at December 31, 2009. A mark-to-market gain of $714 was recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2009. The call option expired unexercised on January 15, 2010 which will result in $204 being included in the statement of operations for the first quarter of 2010.

Foreign Exchange

The Company raises capital through the Canadian equity markets and invests these proceeds, as well as its free cash flows, in both Canadian denominated and US denominated instruments with varying maturities which do not typically exceed 365 days. These instruments are held by the Company’s Canadian parent and may result in unrealized foreign exchange gains and losses being recognized upon the translation of the US denominated instruments and realized foreign exchange gains and losses upon maturity and/or disposal of US denominated instruments held by the Canadian entity. In addition, the Company’s Canadian parent holds intercompany debt which may be impacted by foreign currency fluctuations of the Canadian dollar relative to the US dollar and Mexican peso. These fluctuations may result in realized foreign exchange gains and losses upon repayment of any intercompany debt.

During the year ended December 31, 2009, as a result of the strengthening of the Canadian dollar relative to the US dollar, the Company recorded a net foreign exchange gain of $7,755 which is primarily due to realized foreign exchange gains on the disposition and/or maturity of certain US denominated treasury bills which had been purchased with a portion of the proceeds from the equity offering completed in March 2008.

During the three months ended December 31, 2009, as a result of the volatility of the Canadian dollar relative to the US dollar during the quarter, the Company recorded a net foreign exchange loss of $10,854 which is attributable to an unrealized foreign exchange loss on the translation of certain US denominated assets in the Canadian parent company and a realized foreign exchange loss on the disposition and/or maturity of certain US denominated investments, offset by realized foreign exchange gains on the repayment of intercompany debt.

Income Taxes

For the year ended December 31, 2009, the Company had an income tax expense of $17,759 which was comprised of a current income tax expense on $6,841 from the Company’s Canadian and U.S entities and a net future income tax expense of $10,918 from the Company’s Mexican, Canadian, Australian and US entities. For the year ended December 31, 2008, the Company had an income tax recovery of $4,337 resulting in an effective tax recovery rate of 12%. This was comprised of a current income tax expense of $5,084 from the Company’s Canadian and US entities and a future income tax recovery of $9,421 from the Canadian and US entities.

For the quarter ended December 31, 2009, the Company had an income tax expense of $2,236. This is comprised of a current income tax expense of $4,881 from the Company’s US entity offset by an income tax recovery of $1,383 from the Canadian operations and a net future income tax recovery of $1,262 from the Company’s Canadian and US entities offset by future income tax expense from the Mexican operations. For the quarter ended December 31, 2008, the Company had an income tax recovery of $16,496. This was comprised of a current income tax recovery of $2,272 from the Company’s Canadian and US entities and a future income tax recovery of $14,224 from the Company’s Canadian and US entities.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $42,741 and $128,609 for the three months and year ended December 31, 2009, respectively.

For the three months and year ended December 31, 2008, cash provided by operating activities before changes in non-cash assets and liabilities was $42,394 and $132,047, respectively.

Financing Activities

On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2009 Units”) at C$32.20 per 2009 Unit (the “2009 Offering”). Each 2009 Unit consists of one common share and one half of one common share purchase warrant (the “2017 Warrant”). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters’ commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrant being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

On March 13, 2008, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2008 Units”) at C$23.25 per Unit (the “2008 Offering”). Each 2008 Unit consists of one common share and one half of one common share purchase warrant (a “2012 Warrant”). Each whole 2012 Warrant entitles the holder to purchase one common share at a price of C$32.00 at any time before March 13, 2012. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2008 Units. The net proceeds to the Company were $260,062 (C$255,942) after deducting underwriters’ commission and offering expenses of $11,617 (C$11,433). The Company has allocated the net proceeds of the 2008 Offering between the common shares and the 2012 Warrants based upon their relative fair values on the closing date of the 2008 Offering, with the 2012 Warrant value being reflected in contributed surplus. The fair value of the 2012 Warrants was determined to be C$3.90 per whole 2012 Warrant using the Black-Scholes option pricing model, with an assumed risk free interest rate of 3.2%, expected dividend yield of 1.04%, expected life of the 2012 Warrant of four years and expected price volatility of the Company’s common shares of 35%.

During the year ended December 31, 2009, the Company declared and paid dividends representing C$0.28 per share (2008 - C$0.24 per share), or $28,232 (2008 - $21,780).

Investing Activities

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at December 31, 2009, the investments had various maturities upon acquisition of between 27 and 347 days. Accordingly, on the December 31, 2009 consolidated balance sheet, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

During the year ended December 31, 2009, the Company acquired the Palmarejo, Mt. Keith, Marigold and other smaller royalty interests, as more fully described above in the section “Acquisitions”. The Company acquired the Gold Quarry royalty interest in December 2008.

Cash Resources and Liquidity

As at December 31, 2009, the Company had cash and cash equivalents and short-term investments totaling $500,129 (2008 - $214,825). In addition, the Company held available-for-sale securities at year end with a combined value of $106,575, of which $75,537 are quoted securities that are readily marketable. Working capital at December 31, 2009 was $530,700 compared with $239,055 as at December 31, 2008. The increase is attributable primarily to the net proceeds received on the Offering completed in June 2009.

The Company’s near-term cash requirements are limited to general and administrative expenses, certain costs of operations and income taxes directly related to the recognition of royalty revenues and semi-annual dividends. As a royalty company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s Credit Facility.

The Company believes that its current cash resources and future cash flows will be sufficient to cover the cost of general and administrative expenses, costs of operations and dividend payments.

Capital Resources

On January, 19, 2010, the Company closed an amendment to its revolving credit facility (the “Amended Credit Facility”) which provides for the availability over a three-year period for up to $175,000, or the Canadian dollar equivalent, in borrowings. As of March 23, 2010, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under the Amended Credit Facility. Advances under the Amended Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of March 23, 2010, Canadian and US dollar advances under the facility would bear interest rates of 3.50% and 5.0%, respectively.

The Company has contractual obligations of $28 per month expiring on October 31, 2013 for its Toronto office space and $7 per month expiring on June 30, 2011 for its Colorado office.

In addition, under the Company’s Amended Credit Facility, it is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of the facility. For the three months and year ended December 31, 2009, standby fees of $164 and $500, respectively, were incurred and paid. For the three months and year ended December 31, 2008, standby fees of $165 and $517, respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil and gas properties and the assessment of recoverability of the interests in mineral and oil and gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period when the actual amounts are known. Royalty Revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are received.

The Company records changes in the fair value of its derivative financial assets based upon changes in forward gold curve prices and changes in discount rate when it is determined that adjustments to the discount rate are appropriate.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties. A portion of the acquisition costs of production stage royalty interests is allocated to a value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset or liability as of the end of the year, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net assets include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax net assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options is determined based on estimated fair values of the options at the time of grant. The fair value of the stock options granted during the year ended December 31, 2009 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions: a dividend yield of 0.951% (2008 - 1.47%), an expected volatility of 64.98% (2008 - 39.78%), a risk-free rate of 1.83% (2008 - 4.18%) and an expected average option life of 4 years (2008 - 4 years).

Accounting Changes and Recent Pronouncements

(a) EIC 173

In January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) released EIC 173 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The Company has included counterparty risk and credit risk assessments in the fair value estimates for its financial assets and liabilities, most notably in its estimate of the value of derivative assets. Adoption of EIC 173 did not have a significant impact on the Company’s financial statements for the year ended December 31, 2009.

Section 3862 - Financial Instruments - Disclosures

In May 2009, the Accounting Standards Board (“AcSB”) amended CICA Handbook Section 3862, “Financial Instruments - Disclosures” (“Section 3862”) to require additional disclosures of the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement. The amendments are applicable for years ending after September 30, 2009 and are harmonized with disclosures currently required under US GAAP. For the additional disclosures required under Section 3862, please refer to Note 8 - Financial Instruments to the Company’s annual financial statements as at and for the year ended December 31, 2009.

Recent Pronouncements

a) Section 1582 - Business Combinations

In 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”. These sections will require that non-controlling interests be presented as part of shareholders’ equity on the balance sheet and the controlling parent to present 100% of the subsidiary’s results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted. The Company will adopt Section 1582 on January 1, 2011.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted if specifically approved. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting requirements no later than the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact, to varying degrees, the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company identified three phases of its project plan: diagnostic assessment, development and implementation.

In the diagnostic phase, the Company established a working group, developed an initial project plan and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q3 2009. Based on management’s review of IFRS and current Company processes, minimal impact is expected on information technology and data systems.

The development phase involves the development of a detailed project plan, the completion of analyses of the differences between Franco-Nevada’s accounting policies and IFRS to provide a basis for the accounting policy recommendations, the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements and the delivery of detailed IFRS training to key finance and other personnel. This phase is expected to be completed by the third quarter of 2010.

The implementation phase involves the implementation of the necessary changes to our information systems and business processes as identified through the diagnostic and development phases. Significant implementation phase milestones will include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

The diagnostic assessment phase identified one standard, related to the accounting for royalties, which is of high priority to the Company. The International Standards Board has activities currently underway which may, or will, change the standard effective upon the Company’s adoption of IFRS, and therefore may impact the diagnostic assessment. The Company will assess any such change as a component of its development phase and update its IFRS conversion plan as appropriate. The Company continues to monitor other IFRS accounting developments. The Company will update conversion plans and public disclosures as necessary.

During the latter half of 2009, the Company began the process of a detailed review of IFRS relevant to the Company and the identification of key differences. The Company expects to complete this phase by the first half of 2010 as several standards are currently being finalized by the International Standards Board which may impact the Company.

The Company has identified several areas as those expected to have a significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, processes and other areas of our business in future MD&As as they are determined.

Some of the areas identified are:

a)              First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. We are currently analyzing the various exemptions available and are working towards implementing those most appropriate in our circumstances. Our IFRS 1 exemptions decisions will be approved by executive management and reviewed by the Audit Committee.

The most significant exemption which is being analyzed relates to Cumulative Translation Account (“CTA”). IFRS provides for the option to reclassify all cumulative translation gains or losses in accumulated other comprehensive income to retained earnings upon the initial adoption of IFRS. The Company expects to take the election as it will simplify the conversion process (cumulative translation differences will not have to be recalculated).

Other available exemptions continue to be evaluated.

b)              Royalty Assets

The International Standards Board has activities currently underway which may, or will, change the current IFRS standard which provides for the accounting treatment of royalties. The Company will assess any such changes or amendments as a component of its development phase and update its IFRS conversion plan as appropriate.

c)              Impairment of non-current assets

Under Canadian GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash-flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flows are lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use (which uses discounted cash flows). This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis. However the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP currently prohibits reversal of impairment losses.

IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised standards in relation to provisions, financial instruments, fair value and consolidation prior to the issuance of our first IFRS statements. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. As noted above, the Company continues to monitor and evaluate other IFRS accounting developments and will update our conversion plan and public disclosures as necessary.

Outlook

The following contains forward-looking statements about our outlook for 2010. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the beginning of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

With over 70% of Royalty Revenue earned from gold assets in 2009, the market price of gold is one of the most significant factors in determining the earnings and cash flow generating ability of the Company’s operations. The price of gold is subject to volatile price movements over short periods of time, especially in the current market environment, and is affected by numerous industry and macroeconomic factors. Gold price volatility remained high in 2009, with the spot price trading in a wide range of between $810 to $1,213 per ounce during the year. The average spot price for 2009 was $972 per ounce, which was an all-time high, compared to $872 per ounce in 2008.

The Company benefitted from these higher gold prices, seeing its Royalty Revenue from gold assets grow to $100,517 in 2009 from $70,678 in 2008, an increase of 42%, although the average spot price increased by only 12%. Growth in the gold portfolio was driven, in part, by these higher average gold prices but also from newly acquired royalty assets, such as Gold Quarry and Palmarejo. In addition, several assets commenced production and had their first contributions to Royalty Revenue in 2009.

The Company estimates Royalty Revenue for 2010 to be between $155 million and $170 million with approximately 70% being earned from gold assets. Some of the expected contributors to 2010 Royalty Revenue are more fully described below.

The Company expects Royalty Revenue from Palmarejo to increase in 2010 as it will be the first full year of production subject to the gold stream versus seven months production in 2009. In addition, Coeur, the operator of the Palmarejo Project, has announced that it is continuing the development of the underground operation in order to better understand the nature of the deposit which may lead to improved silver and gold recoveries, with the Company benefitting from improved gold recoveries.

Barrick Gold Corporation has announced that the waste stripping phase at Goldstrike will continue through mid-2010. The Company expects Royalty Revenue from Goldstrike to remain consistent with fourth quarter 2009 levels until the waste stripping phase is completed and then expects to recognize higher contributions from Goldstrike in the latter half of 2010.

Newmont Mining Corporation announced a geotechnical event at Gold Quarry which would curtail production into 2010 and 2011. The Company’s Gold Quarry royalty, which was acquired in December 2008, includes a minimum royalty clause and as such, the Company does not anticipate a significant decrease in Royalty Revenue for 2010 as a result of lower production at Gold Quarry.

Quadra Mining Ltd., the operator of the Robinson mine, announced its 2010 production guidance which, if achieved, would trigger the Company’s gold and copper royalties. At current copper prices, the price threshold of the Robinson copper price participation royalty would also be met. Quadra announced expected annual production for 2010 from its Robinson mine to be 135 million pounds of copper and 80,000 ounces of gold compared to actual production of 122.5 million pounds of copper and 98,970 ounces of gold for the year ended December 31, 2009.

In addition, the Company expects higher contributions to 2010 Royalty Revenue from Hislop, a royalty acquired in 2009, Hollister, as it begins commercial production, Hemlo/Interlake NSR, as production moves onto royalty ground covered by the Company’s NSR and Holloway, as production continues to ramp up and increase.

For our oil and gas royalty interests, we expect 2010 results will reflect the impact of production declines due to decreased drilling activity in 2009. This impact will be tempered somewhat by the recovery in oil prices that occurred during the second half of 2009. Natural gas prices are expected to remain soft throughout 2010.

Royalty Revenue Composition

Continued growth in the royalty portfolio will be achieved through new acquisitions, strategic opportunities and the development of some of our advanced development assets, such as Detour and the Hemlo NPI being brought into production, and some currently producing assets such as Tasiast and the newly acquired Subika royalty pass cumulative production thresholds that will trigger ongoing payments to the Company on future production.

From its inception, the Company has been actively managing its general and administrative expenses in an effort to maintain its high free cash flow margins. The Company will continue to look for efficiencies within the organization with the objective of increasing free cash flow margins.

The Company has significant capital available in which to invest in additional royalties and is actively pursuing and developing new investment opportunities, with a concentrated focus on gold. For 2010, the Company will continue with these efforts and anticipates significant acquisition activity in 2010.

Outstanding Share Data

As of March 23, 2010, there were 113,863,219 common shares outstanding. In addition, there were 2,666,501 stock options outstanding to directors, officers and employees with exercise prices ranging from C$15.20 to C$29.84 per share. The Company also has reserved 88,744 common shares for issuance to former Moydow insiders upon the exercise of their outstanding Moydow options at prices ranging from C$6.99 to C$11.53 for each Franco-Nevada common share. The Company also has 11,499,999 warrants, 316,436 special warrants and 47,215 restricted stock units outstanding as at March 23, 2010. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017. The special warrants were issued in connection with the Palmarejo acquisition (See “Palmarejo Gold Royalty Stream” above) and are exercisable, without any additional consideration, into 316,436 common shares following the achievement by the Palmarejo Project of certain time-based completion tests by September 15, 2010.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2009, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to exposure to the US dollar in terms of revenue generated in those jurisdictions and to a lesser extent costs incurred in those jurisdictions.

Significance of Goldstrike Royalties

The Goldstrike royalties are very significant to the Company. As a result, any adverse issues associated with production or the recoverability of reserves from those portions of the Goldstrike properties over which the Company has a royalty interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months and year ended December 31, 2009, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design of internal controls over financial reporting were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.